UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Second Phase of the Temporary Diesel Price Subvention Program

Rio de Janeiro, June 8, 2018 - Petróleo Brasileiro S.A. – Petrobras, further to the material facts disclosed on 5/28/18 and 6/1/18, informs that its Board of Directors approved, in an extraordinary meeting held yesterday, the company’s adhesion to the 2nd phase of the of economic subvention program for the commercialization of diesel, established by Provisional Measure No. 838/2018 and regulated by Decree No. 9.403, of June 7, 2018.

The rules establish a subvention offered by the Federal Government as encouragement for agents that commercialize diesel to reduce their prices and keep them stable during a predetermined period. In return, those who choose to join the Program, which is extensive to all producers and importers, may obtain a refund for the discount offered, limited to R$ 0.30/liter, upon evidence.

The Decree published today establishes the Program guidelines for the period between June 8 and July 31, 2018 (2nd phase). The 1st phase, regulated by Decree No. 9.392 of May 30, 2018, counted on Petrobras participation, as per material fact disclosed on June 1, 2018, as well as 19 other agents. It is worth noting that adherence to the 2nd phase does not bind the company to the next phase, from August 1 to December 31, 2018, which will be subject to subsequent regulation.

The National Petroleum Agency (ANP) also published yesterday the methodology to update daily the price that will be used to calculate the subvention, which will take into account the international price of diesel and the exchange rate (“Reference Price”). ANP will publish daily the Reference Price and monthly the total amount of subsidy paid to each beneficiary, on its website (www.anp.gov.br).

Facts deemed relevant on the subject will be timely disclosed to the market.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 08, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer